UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Southwest Gas Holdings, Inc.

(Name of Subject Company)

Southwest Gas Holdings, Inc.

(Name of Person Filing Statement)

Common Stock, par value $1 per share

(Title of Class of Securities)

844895102

(CUSIP Number of Class of Securities)

Karen S. Haller

Executive Vice President / Chief Legal & Administrative Officer

Southwest Gas Holdings, Inc.

8360 S. Durango Dr., P.O. Box 98510

Las Vegas, Nevada

(702) 876-7237

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Brandon C. Parris Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105 (415) 268-7000	Spencer D. Klein Morrison & Foerster LLP 250 West 55th Street New York, NY 10019 (212) 468-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Southwest Gas Holdings, Inc., a Delaware corporation (“Southwest Gas” or the “Company”). The Company’s principal executive offices are located at 8360 S. Durango Dr., P.O. Box 98510, Las Vegas, NV 89193-8510. The Company’s telephone number at this address is (702) 876-7237.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $1 per share (the “Common Stock” or the “Shares”). All references in this Statement to the “Shares” shall include the associated rights to purchase shares of Series A Junior Participating Preferred Stock, no par value per share (the “Rights”), issued pursuant to the Rights Agreement, dated as of October 10, 2021, by and between the Company and Equiniti Trust Company, as rights agent (the “Rights Agreement”). As of October 29, 2021, there were 60,385,084 Shares outstanding, no outstanding stock options and 333,828 Shares issuable upon the vesting of unvested time-lapse RSUs, Performance Shares and Non-threshold Performance Shares (each as defined below), assuming the Performance Shares and Non-threshold Performance Shares vest at target (potential Shares issued range from 0 to 195 percent of the target awards).

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above. The Company’s website address is www.swgasholdings.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the unsolicited tender offer by IEP Utility Holdings LLC, a Delaware limited liability company (the “Offeror”), which, according to the Schedule TO (as defined below), is a wholly owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”), and was formed solely for the purpose of making the Offer, and Icahn Enterprises Holdings, along with other entities affiliated with Carl C. Icahn who may be deemed to be co-bidders, to purchase any and all of the issued and outstanding Shares for $75.00 per Share in cash, without interest, less any applicable withholding taxes. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented, the “Schedule TO”) filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on October 27, 2021.

The Schedule TO was filed jointly by the Offeror, Icahn Enterprises Holdings, Icahn Enterprises L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Icahn, a citizen of the United States of America (collectively, the “Icahn Group”).

According to the Schedule TO, the purpose of the Offer is for Icahn Enterprises L.P., through the Offeror, to acquire any and all Shares validly tendered and not properly withdrawn prior to the expiration date of the Offer, which is 12:00 midnight, New York City time, on December 27, 2021, unless extended or earlier terminated by the Offeror (the “Expiration Date”).

The Icahn Group has also stated that it intends to nominate and solicit proxies for the election of ten nominees (the “Icahn Slate”) for election to the board of directors of the Company (the “Board”) at the Company’s 2022 Annual Meeting of Stockholders (the “2022 Annual Meeting”). The Offeror has stated that, if the Regulatory Approval Condition (as defined below) has not been satisfied prior to the time of the 2022 Annual Meeting and at least 35% of the outstanding Shares are validly tendered in the Offer and not properly withdrawn at such time (excluding the 4.9% of Shares purportedly beneficially owned by affiliates of the Offeror), then the Offeror intends to continue extending the Expiration Date for at least six months following the 2022 Annual Meeting. Under these circumstances, the Offeror has also stated that it intends to ask stockholders to vote on a proposal at the 2022 Annual Meeting to approve calling a special meeting of stockholders and requiring the Board to put forth at such special meeting the election of the Icahn Slate following the satisfaction of the Regulatory Approval Condition. Moreover, if, at the time of the initial Expiration Date and/or at the time of any subsequent Expiration Date of the Offer, at least 35% of the outstanding Shares are validly tendered in the Offer and not properly withdrawn at such time (excluding the 4.9% of Shares purportedly beneficially owned by affiliates of the Offeror), then the Offeror has stated that it must extend the Expiration Date for at least another sixty days.

The Schedule TO provides that the Offer is subject to numerous conditions, including, among others:

•	the Company has validly terminated the Rights Agreement or the Rights have been redeemed and are otherwise inapplicable to the Offer and the Offeror and its affiliates (the “Rights Plan Condition”);

•

the Board has waived the applicability of Article 7(A) of the Company’s Certificate of Incorporation (the “COI”) to the purchase of the Shares by the Offeror in the Offer so that the provisions of Article 7(A) would not, at or following consummation of the Offer, prohibit, restrict or apply to any business combination involving the Company and the Offeror or any of its affiliates or associates (the “Dominant Stockholder Condition”);

•

the Company has not (a) issued, or authorized or proposed the issuance of, any securities of any class (including, for the avoidance of doubt, any equity or equity-linked securities), or any securities convertible into, or rights, warrants or options to acquire, any such securities or other convertible securities or (b) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Shares (except, in each case, (x) under ordinary course compensation arrangements, (y) pursuant to the exercise of or conversion of currently outstanding stock options or convertible securities or (z) pursuant to a rights offering that treats all stockholders equally and that permits each stockholder of the Company to participate in such transaction on a pro-rata basis in order to prevent dilution) (the “Equity Condition”); or

•

the Offeror has received any required governmental or regulatory approvals, consents, clearances or waivers which, in each case, have not been appealed and are no longer appealable, and do not impose any Burdensome Conditions (as defined in the Schedule TO) on the Offer or the Offeror or any of its affiliates, including the expiration or termination of any applicable waiting period (and extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any necessary approvals from the appropriate regulatory authorities located in each of Arizona, California and Nevada (the “Regulatory Approval Condition”).

In addition to the foregoing conditions, the Schedule TO provides that none of the following conditions shall have occurred at any time prior to the expiration of the Offer:

•

a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Shares by the Offeror; (ii) imposes or confirms limitations on the ability of the Offeror effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Offeror pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders; (iii) imposes or confirms limitations on the ability of the Offeror to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all tendered Shares which it accepts for payment; (iv) requires divestiture by the Offeror of any Shares; or (v) seeks to impose a Burdensome Condition (the “No Injunction Condition”);

•

there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States; (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; (v) a material change in United States or other currency exchange rates or a suspension or a limitation on the markets thereof; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof (the “No External Events Condition”);

•

there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer (the “No Challenge Condition”);

•

the Company, the Board or any of the Company’s subsidiary entities or any governing body thereof shall have authorized, proposed or announced its intention to propose any material change to its articles of incorporation or bylaws, any merger, consolidation or business combination or reorganization transaction, acquisition of assets, disposition of assets or material change in its capitalization or indebtedness, or any comparable event not in the ordinary course of business (the “No Events Outside of the Ordinary Course Condition”); or

•

a tender offer or exchange offer for some or all of the Shares shall have been made or publicly announced or proposed to be made, supplemented or amended by any person other than the Offeror (the “No Competing Offer Condition”)

The Offer is not conditioned upon the Offeror obtaining financing, any due diligence review of the Company or any minimum number of Shares being tendered.

According to the Schedule TO, the foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition, and may be waived by the Offeror, in whole or in part, at any time and from time to time, prior to the Expiration Date, in the sole discretion of the Offeror and subject to the applicable rules and regulations of the SEC (including Rule 14d-4 under the Exchange Act). For a full description of the conditions to the Offer, please see Annex A to this Statement. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A to this Statement.

According to the Schedule TO, the principal business address of the Offeror is 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, FL 33160, where the business phone number is (305) 422-4100.

With respect to all information described in this Statement contained in the Schedule TO and any exhibits, amendments or supplements thereto, including information concerning the Icahn Group or their respective affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by the Icahn Group to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 22, 2021 (the “2021 Proxy Statement”), relating to the Company’s 2021 Annual Meeting of Stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates, or (ii) the Offeror or any of its executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) contains the following sections from the 2021 Proxy Statement: “Governance of the Company—Securities Ownership by Directors, Director Nominees, Executive Officers, and Certain Beneficial Owners,” “Executive Compensation—Compensation Discussion and Analysis,” “Executive Compensation Tables—Summary Compensation Table (2020, 2019 and 2018),” “Executive Compensation Tables—Grants of Plan Based Awards (2020),” “Executive Compensation Tables—Outstanding Equity Awards at Fiscal Year End 2020,” “Executive Compensation Tables—Pension Benefits,” “Executive Compensation Tables—Non-Qualified Deferred Compensation (2020),” “Executive Compensation Tables—Post Termination Benefits” and “Director Compensation.”

Any information contained in the sections from the 2021 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with the Offeror

According to the Schedule TO, affiliates of the Offeror beneficially owned, in the aggregate, 2,898,676 Shares as of November 2, 2021. The Shares owned by the Offeror represent approximately 4.91% of the issued and outstanding Shares as of July 30, 2021.

Shares Held by Non-Employee Directors and Executive Officers of the Company

As a group, the non-employee directors and executive officers of the Company hold an aggregate of approximately 491,629 Shares as of October 29, 2021. If the Company’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company who tender their Shares. If the non-employee directors and executive officers were to tender all of the 491,629 Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by the Offeror for $75.00 per Share, then the non-employee directors and executive officers would receive an aggregate amount of approximately $36.9 million in cash. To the knowledge of the Company, none of the Company’s non-employee directors or executive officers currently intends to tender any of their Shares pursuant to the Offer.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company

Set forth below is a discussion of the treatment in connection with the Offer of various equity incentive compensation awards held by the Company’s non-employee directors and executive officers. For purposes of valuing the amount of benefits that could be realized by the non-employee directors and executive officers in respect of such awards in connection with the Offer, the discussion below assumes that the non-employee directors and executive officers will receive the same $75.00 per Share consideration being offered to all other stockholders of the Company in connection with the Offer. The Offer, if consummated according to its terms, may constitute a change in control of the Company as defined in the plan under which the awards were granted.

As of October 29, 2021, certain non-employee directors and executive officers of the Company held equity awards issued pursuant to the Southwest Gas Holdings, Inc. Omnibus Incentive Plan (the “Equity Plan”), which is filed as Exhibit (e)(31) to this Statement and incorporated herein by reference.

A change of control of the Company will occur for purposes of the Equity Plan if, among other things, any person acquires 30% or more of the combined voting power of the Company and/or there is a change of at least 50% of the directors of the Board during any 24-month period unless the nomination or election of the new directors were approved by a vote of at least 3/4 of the existing directors. While the consummation of the Offer where the Offeror acquires 30% or more of the outstanding Shares would constitute a change of control of the Company, the terms of the grant agreements with the applicable non-employee directors and executive officers provide that the consummation of such transaction alone will not accelerate the vesting of the outstanding awards granted under the Equity Plan.

The equity award agreements with the executive officers provide participants (including all executive officers of the Company) with, among other things, different vesting treatment in respect of outstanding awards upon a qualifying termination of employment. Specifically, the equity award agreements with the Company’s executive officers provide that, upon a termination of employment or service following a change of control of the Company, the outstanding restricted stock units (“RSUs”) would vest in full and a prorated portion of the performance-based shares (“Performance Shares”) and the time-based shares, which may be modified based on financial performance but are not subject to a threshold (“Non-threshold Performance Shares”), would vest at target levels of performance based on the number of months of service relative to the number of month in the performance cycle, as applicable.

Restricted Stock Units

As of October 29, 2021, seven executive officers of the Company held RSUs in respect of 39,625 Shares in the aggregate, all of which were unvested. As of October 29, 2021, nine non-employee directors of the Company held RSUs in respect of 271,504 Shares in the aggregate, all of which were vested and held as deferred compensation. If the Offer were completed at a price of $75.00 per Share, the aggregate value of the shares subject to all outstanding RSUs held by (a) the executive officers would be $$2,971,897 and (b) the non-employee directors would be $$20,362,800.

Performance Shares

As of October 29, 2021, seven executive officers of the Company held 177,067 Performance Shares in the aggregate (assuming satisfaction of performance goals based on target performance), all of which were unvested. The non-employee directors of the Company do not hold Performance Shares. If the Offer were completed at a price of $75.00 per Share, the aggregate value of all outstanding Performance Shares held by the executive officers would be $$13,280,025 (assuming satisfaction of performance goals based on target performance).

Non-threshold Performance Shares

As of October 29, 2021, one executive officers of the Company held 11,118 Non-threshold Performance Shares in the aggregate (assuming satisfaction of performance goals based on target performance), all of which were unvested. The non-employee directors of the Company do not hold Non-threshold Performance Shares. If the Offer were completed at a price of $75.00 per Share, the aggregate value of all outstanding Non-threshold Performance Shares held by the executive officers would be $833,850 (assuming satisfaction of performance goals based on target performance).

Director Compensation

During fiscal year 2021, the annual cash retainer for non-employee directors is $90,000. Additional annual cash retainers for the Chairs of the Audit, Compensation, and Nominating and Corporate Governance Committees are $20,000, $15,500 and $15,000, respectively. The additional annual cash retainer paid to our Chair of the Board is $100,000. Individual cash meeting fees of $1,650 are only payable when the number of meetings of the Board or a committee exceeds regularly scheduled meetings by three or more.

Cash compensation received by the non-employee directors may be deferred until retirement or termination of their status as directors pursuant to the Directors Deferral Plan, which is filed as Exhibit (e)(36) to this Statement and incorporated herein by reference. Amounts deferred bear interest at 150% of the Moody’s Seasoned Corporate Bond Rate (“Bond Rate”). At retirement or termination, such deferrals will be paid out over 5, 10, 15 or 20 years, and will be credited during the applicable payment period with interest at 150% of the average of the Bond Rate on January 1 of each of the five years prior to retirement or termination.

A fixed dollar value ($130,000 for 2021) will be granted annually in the form of equity compensation under the Equity Plan during the February Board meeting. The fixed dollar value is converted into awards representing a number of shares of Common Stock based on the closing share price for the last trading session of the most recently completed fiscal year. Under this program, each member of the Board was granted the equivalent of 2,140 shares of Common Stock on February 24, 2021.

Non-employee director equity compensation vests immediately upon grant, and the directors are provided the option to defer receipt of equity compensation until they leave the Board. Deferred stock units are credited with notional dividends at the same time, in the same form, and in equivalent amounts as dividends that are payable from time to time on Common Stock. Such notional dividends are valued as of the date on which they are credited to the director and are reallocated into additional deferred stock units. When a director leaves the Board, any deferred stock units of such director will be converted into shares of Common Stock.

Directors are entitled to participate in the same gift matching program that is available to all of the employees. Under this program, the Company matches contributions to qualified charitable organizations up to a maximum of $2,500 in any calendar year.

Directors who are full-time employees of the Company or its subsidiaries receive no additional compensation for serving on the Board.

Indemnification of Directors and Officers.

The COI contains a provision which eliminates the liability of directors for monetary damages to the fullest extent permissible under Delaware law. Section 102 of the General Corporation Law of the State of Delaware (“DGCL”) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

The COI provides that, except to the extent prohibited by the DGCL, the Company’s directors shall not be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under the DGCL, the directors have a fiduciary duty to the Company, which is not eliminated by these provisions of the COI and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. This provision does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The Company has entered into indemnification agreements with its directors and officers which require that the Company indemnify its directors and officers in all cases to the fullest extent permitted by applicable provisions of the laws of its state of incorporation. The Company also maintains a directors’ and officers’ liability insurance policy insuring directors and officers of the Company for covered losses as defined in the policy.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The bylaws of the Company provide that it shall indemnify, to the fullest extent permitted by the DGCL and applicable law, as may be amended, any person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was one of the Company’s directors, officers, employees or agents or is or was serving at the Company’s request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed as a result of the actual or deemed receipt of any indemnification payments made to such person by the Company) reasonably incurred or suffered by such person.

Item 4. The Solicitation or Recommendation

Solicitation/Recommendation

The Board has reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that holders of Shares REJECT the Offer and NOT TENDER any Shares pursuant to the Offer.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s information agent, Innisfree M&A Incorporated (“Innisfree”), at the contact information below:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders May Call Toll-Free: (877) 825-8621

Banks & Brokers May Call Collect: (212) 750-5833

A copy of a letter to stockholders communicating the Board’s recommendation is filed as Exhibit (a)(7) hereto, and is incorporated herein by reference.

Background of the Offer; Reasons for Recommendation

Background of the Offer

The Board regularly reviews, with management and with the assistance of financial and legal advisors, its business strategy, capital allocation, and potential strategic alternatives in an effort to drive stockholder value. This review is iterative, and takes into account the perspectives of Southwest Gas stockholders, whose views are actively sought through Southwest Gas’ stockholder engagement program. In connection with this review, the Board has considered and implemented various strategic and financial initiatives, including strategic acquisitions.

On June 28, 2021, Centuri Group, Inc. (“Centuri”), a wholly-owned subsidiary of Southwest Gas, entered into a definitive agreement to acquire Riggs Distler & Company, Inc. and its affiliates (“Riggs Distler”) for $855 million in cash subject to customary adjustments, including a working capital adjustment. On June 29, 2021, Centuri issued a press release announcing the transaction, which stated, among other things, that “in addition to its turnkey solutions for utility providers, Riggs Distler is the only provider in the region with a full suite of civil, mechanical, electrical and fabrication capabilities. Their addition to the Centuri enterprise brings additional opportunities in 5G telecom and renewable power generation, further advancing both companies’ commitments to support clean energy delivery and reduce carbon emissions.” That same day, Southwest Gas stated in a press release that the transaction is expected to be accretive to Southwest Gas earnings in the first full year following its completion.

In July 2021, Southwest Gas entered an auction process for the potential sale by Dominion Energy, Inc. of Dominion Energy Questar Pipeline, LLC, its subsidiaries and certain associated affiliates, including Overthrust Pipeline, White River Hub and Questar Field Services (collectively, “Questar”).

From July 2021 through October 5, 2021, the management of Southwest Gas, with the assistance of its financial, legal and other advisors, conducted a financial, operational, legal, tax and other due diligence review of Questar, and negotiated the definitive agreement for the acquisition of Questar. Throughout this period, Southwest Gas management provided regular updates to the Board regarding the Questar transaction. During this period, the Board met with management to discuss the Questar transaction and evaluated the proposed terms with management and its financial, legal and other advisors.

On October 3, 2021, and prior to Southwest Gas entering into a definitive agreement to acquire Questar, Reuters published an article that Southwest Gas was pursuing an acquisition of Questar at a potential purchase price of $2 billion, including assumed debt.

On the evening of October 3, 2021, Mr. Hester, President and Chief Executive Officer of Southwest Gas, received an email message from representatives of Mr. Icahn.

On October 4, 2021, Southwest Gas received a letter from Mr. Icahn opposing the Questar transaction, although the terms of the acquisition had not yet been disclosed by Southwest Gas, and criticizing Southwest Gas’ performance and management.

On October 5, 2021, the Board met via video conference with certain members of Southwest Gas’ management and advisors, including representatives of Lazard Frères & Co. LLC (“Lazard”), Southwest Gas’ financial advisor, and Morrison & Foerster LLP (“MoFo”), Southwest Gas’ outside legal counsel, to review and discuss the potential acquisition of Questar. The Board also discussed Mr. Icahn’s October 4, 2021 letter and Mr. Icahn’s disclosed and potential ownership position in Southwest Gas. The Board also discussed the views Mr. Icahn had expressed with respect to Southwest Gas’ business and the Questar transaction. After careful consideration of, among other things, the due diligence conducted by Southwest Gas’ management with the assistance of financial, legal and other advisors, the terms of the definitive agreement, and the significant financial and strategic benefits to Southwest Gas and its stockholders, the Board unanimously approved Southwest Gas entering into a definitive agreement for the acquisition of Questar. The Board also discussed Mr. Icahn’s approach to Southwest Gas and the steps the Board should take to consider and respond to Mr. Icahn’s letter and to the potential threat posed to Southwest Gas and its stockholders if Mr. Icahn rapidly increased his ownership position in light of his proposals for Southwest Gas, including the potential adoption of a stockholder rights plan. The Board reiterated their desire to obtain the perspective of Southwest Gas stockholders as part of their oversight of the business.

Later that day, Southwest Gas entered into a definitive agreement with Dominion Energy Questar Corporation (the “Questar Purchase Agreement”) to acquire Questar and issued a press release announcing the transaction. The press release stated, among other things, that the Questar acquisition “will provide significant financial and strategic benefits to our company, shareholders, employees and partners, as we continue to significantly increase our role in the transitioning energy landscape. In particular, this transaction further enhances our earnings metrics, further diversifies our business with FERC-regulated infrastructure, secures consistent rate-regulated cash flow, supports dividend growth, and increases our business flexibility for funding our capital needs, thereby creating significant near- and long-term value for shareholders. This acquisition accelerates our energy transition strategy by strengthening our ability to provide affordable, low carbon energy to customers while positioning us to transport renewable natural gas, responsibly sourced gas, and eventually, hydrogen and CO2.” The press release also provided that the transaction is expected to be accretive to earnings per share in 2022, the first full year after close.

Also on October 5, 2021, Mr. Icahn publicly released his October 4, 2021 letter to the Board opposing Southwest Gas’ decision to enter into the Questar transaction.

On October 7, 2021, Mr. Hester and certain other members of Southwest Gas management had a telephone call with Mr. Icahn and several of his representatives. During that conversation, Mr. Icahn expressed his opposition to the Questar transaction and the possibility that, to pay for the Questar transaction, Southwest Gas would raise equity financing that might be dilutive to current Southwest Gas stockholders. Mr. Icahn proposed that Southwest Gas raise equity financing through a rights offering to Southwest Gas stockholders, which Mr. Icahn would “backstop” by agreeing to purchase all the equity in Southwest Gas that was not purchased by other stockholders. Mr. Icahn also said he thought he could secure up to three or four seats on the Board, but said he might settle for two seats. Mr. Hester and Mr. Icahn agreed to speak again in a few days.

On October 10, 2021, the Board met via video conference with certain members of Southwest Gas’ management and advisors, including representatives of Lazard, MoFo and Southwest Gas’ proxy solicitor. Mr. Hester reviewed with the Board his conversation with Mr. Icahn, and the Board discussed this conversation and Mr. Icahn’s recent SEC filings, as well as Mr. Icahn’s announced intentions and the potential threat posed to Southwest Gas and its stockholders if Mr. Icahn rapidly increased his ownership position. Representatives of Southwest Gas’ proxy solicitor and Lazard reviewed with the Board Mr. Icahn’s disclosed purchases of Shares and forward purchase contracts to purchase additional Shares, and Mr. Icahn’s history of activities with other companies. The representatives from Lazard and MoFo also reviewed with the Board the mechanics of a potential stockholder rights plan and related matters, and representatives of MoFo provided a review of the Board’s fiduciary duties in connection with the decision whether to adopt such a plan. The Board then reviewed with its advisors various factors in determining whether it was appropriate and in the best interest of Southwest Gas stockholders to adopt a stockholder rights plan, including, among other things, Mr. Icahn’s ownership in Southwest Gas and potential changes to that ownership (including through the use of derivatives and other ways that might make it difficult for Southwest Gas and other stockholders to have notice of such changes), the potential impact caused by Mr. Icahn’s rapid accumulation of Shares on management’s ability to focus on operation of the business and delivering long-term stockholder value, the potential for Mr. Icahn to acquire a large or even controlling block of Shares without paying an appropriate premium, and Mr. Icahn’s history of activist campaigns and hostile takeovers. After considering various factors, including those described in the preceding sentences, and concluding that the further accumulation by Mr. Icahn of additional Shares or derivative positions in Southwest Gas was a threat to Southwest Gas and its stockholders, the Board unanimously determined that it was in the best interests of Southwest Gas and its stockholders to adopt a stockholder rights plan (the “Rights Agreement”). In doing so, the Board reiterated its desire to engage with stockholders and noted that the Rights Agreement was intended to ensure that all stockholders receive fair and equal treatment and maintain the ability to realize the long-term value of their investment in Southwest Gas.

On October 11, 2021, Southwest Gas issued a press release announcing that the Board had adopted the Rights Agreement, and noted that the Rights Agreement was designed to protect stockholder interests by reducing the likelihood that any person or group would gain control of Southwest Gas without appropriately compensating Southwest Gas stockholders for control. Southwest Gas also stated that the Rights Agreement was not designed to prevent any action with respect to Southwest Gas, but rather intended to position the Board to fulfill its fiduciary duties on behalf of all stockholders by ensuring that the Board has sufficient time to make informed judgments about any attempts to control Southwest Gas and to encourage anyone seeking to gain a controlling interest in Southwest Gas to negotiate directly with the Board prior to attempting a takeover.

On October 13, 2021, Southwest Gas issued an open letter to Mr. Icahn responding to points raised by Mr. Icahn in his October 4, 2021 letter. The letter reiterated that Southwest Gas was open to listening to ideas for enhancing stockholder value, and responded to points raised by Mr. Icahn in his October 4, 2021 letter, including that:

•	“Questar Pipelines Is an Especially Compelling Asset That Aligns with Southwest Gas Holdings”

•	“The Acquisition of Questar Pipelines is Appropriately and Fairly Priced”

•	“Our Financing Plan Rebalances Our Capital Structure and Supports Our Balance Sheet”

•	“We Have a Long and Demonstrated History of Constructive Relationships with Our Regulators”.

Also, on October 13, 2021, Mr. Hester and certain other members of Southwest Gas management had another telephone call with Mr. Icahn and several of his representatives. During this call, Mr. Icahn reiterated his previous views with respect to the Questar transaction and the potential equity financing. In addition, although he did not provide any specific proposal to Mr. Hester, Mr. Icahn indicated that he would be making a public announcement as soon as the following day.

On October 14, 2021, Mr. Icahn publicly announced his intention to commence the Offer and to nominate a full slate of directors for election at Southwest Gas’ 2022 Annual Meeting. That same day, Southwest Gas issued a press release acknowledging Mr. Icahn’s announcement.

On October 15, 2021, a representative of Mr. Icahn notified Southwest Gas, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of (i) Mr. Icahn’s intention to “acquire any and all of the issued and outstanding voting securities of” Southwest Gas and (ii) Mr. Icahn’s anticipated filing of a notification with the Federal Trade Commission and the Antitrust Division of the Department of Justice with respect to such acquisition.

On October 18, 2021, the Board met via video conference with certain members of Southwest Gas’ management and advisors, including representatives of Lazard, MoFo and Southwest Gas’ proxy solicitor, as well as representatives of Cravath, Swaine & Moore LLP (“Cravath”), who had been retained as additional legal counsel to Southwest Gas, to, among other things, review and discuss market and stockholder reaction to the potential offer as well as the terms and conditions of the potential offer that were included in Mr. Icahn’s October 14, 2021 announcement. The Board reviewed, and also discussed with management and its financial and legal advisors, proposed amendments to Southwest Gas’ bylaws to modernize the requirements with respect to the information and agreements that a director nominee who is nominated by a stockholder must provide to Southwest Gas. MoFo reviewed the Board’s fiduciary duties and certain legal matters in connection with the potential offer and the bylaw amendment. After consideration and discussion, the Board unanimously determined that it was in the best interests of Southwest Gas and its stockholders to adopt the bylaw amendment. The bylaw amendment was publicly disclosed through the filing of a Current Report on Form 8-K later that day.

On October 19, 2021, certain affiliates of the Icahn Group sent a letter to Southwest Gas requesting the director candidate questionnaire and the director nominee agreement. Southwest Gas provided both documents to Mr. Icahn the next day.

On October 20, 2021, Mr. Icahn issued an open letter to Southwest Gas stockholders asserting rebuttals to Southwest Gas’ letter dated October 13, 2021. That same day, Southwest Gas issued a statement reiterating that the “Board and management team remain committed to pursuing long-term value for the Company and all of our shareholders, whether coming from ideas through our shareholders or otherwise.”

On October 22, 2021, certain affiliates of the Icahn Group delivered a letter to representatives of Southwest Gas demanding, pursuant to Section 220 of the DGCL, inspection of Southwest Gas’ stockholder list, security position listing and other information.

On October 25, 2021, the Board met via video conference with certain members of Southwest Gas’ management and advisors, including representatives of Lazard, MoFo, Cravath and Southwest Gas’ proxy solicitor, to, among other things, review and discuss the recent communications from Mr. Icahn, including Icahn’s October 20, 2021 letter to stockholders and ongoing preparations to analyze, consider and respond to any proposal made by Mr. Icahn.

Also on October 25, 2021, Mr. Icahn issued an open letter to the Board, which, among other things, reiterated Mr. Icahn’s belief that a rights offering was the preferred method to finance the Questar transaction and Mr. Icahn’s offer to backstop such a rights offering. In the letter, Mr. Icahn also offered to provide all of the equity financing necessary for the Questar transaction.

On October 27, 2021, certain members of the Icahn Group commenced the Offer and filed the Schedule TO with the SEC. That same day, Southwest Gas issued a press release acknowledging Mr. Icahn’s announcement and advising Southwest Gas stockholders to take no action pending the Board’s review and evaluation of the Offer.

On November 1, 2021, the Board met via video conference with certain members of Southwest Gas’ management and advisors, including representatives of Lazard, MoFo, Cravath and Southwest Gas’ proxy solicitor, as well as representatives of Moelis & Company LLC (“Moelis”), who had been retained as an additional financial advisor to Southwest Gas, to review in detail the terms of the Offer, as well as to review and discuss, among other things, Southwest Gas’ operational performance and financial forecasts. MoFo reviewed the Board’s fiduciary duties and certain legal matters in connection with the Offer. The Board also reviewed, and discussed with management and its financial and legal advisors, the 364-day bridge debt facility for the Questar transaction. The Board also determined to reconvene on November 5, 2021 to further consider the terms of the Offer.

On November 5, 2021, the Board met via video conference with certain members of Southwest Gas’ management and advisors, including representatives of Lazard, Moelis, MoFo, Cravath and Southwest Gas’ proxy solicitor. The Board continued its consideration of various factors relating to the Offer. During this meeting, representatives of Lazard and Moelis discussed their respective financial analyses of the Offer. MoFo reviewed the Board’s fiduciary duties and certain legal matters in connection with the Offer. The Board also determined to reconvene on November 8, 2021 to further consider the terms of the Offer.

On November 8, 2021, the Board met via video conference with certain members of Southwest Gas’ management and advisors, including representatives of Lazard, Moelis, MoFo, Cravath and Southwest Gas’ proxy solicitor. The Board continued its consideration of various factors relating to the Offer. At the meeting, each of Lazard and Moelis informed the Board that there were no changes to their respective financial analyses with respect to the Offer and rendered their respective oral opinions to the Board, each subsequently confirmed in writing, to the effect that, as of November 8, 2021, and based upon and subject to the assumptions, qualifications, matters and limitations set forth in their respective written opinions, the consideration proposed to be paid to the holders (other than the Offeror and any of its affiliates) of Shares pursuant to the Offer was inadequate from a financial point of view to such holders. MoFo reviewed the Board’s fiduciary duties and certain legal matters in connection with the Offer. After discussion, the Board unanimously determined (1) that the Offer is inadequate, undervalues Southwest Gas, is coercive, and is not in the best interests of Southwest Gas and its stockholders, and (2) that the Board would recommend that stockholders reject the Offer and not tender any Shares into the Offer.

On November 9, 2021, Southwest Gas filed this Statement. That same day, Southwest Gas issued a press release and letter to its stockholders announcing the Board’s recommendation that Southwest Gas stockholders reject the Offer and not tender their Shares into the Offer.

Reasons for the Recommendation

The Board has determined that the Offer is not in the best interests of Southwest Gas stockholders. Accordingly, the Board unanimously recommends that Southwest Gas stockholders reject the Offer and not tender any Shares pursuant to the Offer.

In reaching this conclusion and making its recommendation to reject the Offer, the Board consulted with its independent financial and legal advisors and management and took into account numerous factors, including but not limited to the following:

I.	The Offer is inadequate and undervalues Southwest Gas.

The Offer undervalues Southwest Gas, as it does not reflect Southwest Gas’ strong track record of value creation and disregards Southwest Gas’ compelling prospects for continued growth and the ongoing creation of sustainable, long-term stockholder value. The Board and management have been and will continue to be focused on optimizing the value of Southwest Gas’ component businesses (which is expected to soon include Questar) as well as Southwest Gas as a whole and are focused on implementing plans that they believe will further drive stockholder value and relative stock price performance.

•

The Board and management have delivered strong, consistent financial and operational performance. In evaluating the Offer, the Board considered Southwest Gas’ track record of delivering attractive, risk-adjusted total returns comprised of stable earnings growth and a meaningful dividend. Southwest Gas’ strong operational success has yielded a 5-year compound annual growth rate (“CAGR”) from 2015 to 2020 of 11.4% in net income and 6% in revenue. Southwest Gas has also consistently increased its dividend, growing at a 5-year CAGR from 2016 to 2021 of 5.8% and returning approximately $517 million to stockholders from 2016 to 2020. Southwest Gas is committed to continuing this strong record of capital return.

In addition, Southwest Gas’ public utility, Southwest Gas Corporation, which serves customers in portions of Arizona, Nevada, and California, has produced a 5-year CAGR from 2015 to 2020 of 10.8% in utility ratebase. Importantly, this utility ratebase growth has been pursued in a responsible manner from the perspective of stakeholders—that is, while managing the impact of cost to customers and doing so in a way that maximizes safety and reliability.

During the last four years, in respect of Southwest Gas’ utility infrastructure services business, Centuri, the Board and management have successfully integrated three acquisitions, which has resulted in Centuri’s revenue nearly doubling—from approximately $1.2 billion to approximately $2.2 billion—and has transformed Centuri into a business with a significant and diversified scope in the areas of customer type, geography and service offerings. Indeed, Centuri now serves the entire utility and infrastructure value chain nationally. This growth has been pursued with a focus on value creation through organic and inorganic activities. Southwest Gas’ recent acquisition of Riggs Distler in 2021 is just the latest in the series of actions that has contributed to this narrative.

The Board and management’s execution of these efforts has resulted in significant growth and created compelling value for stockholders.

•

Southwest Gas’ standalone plan has positioned it for significant value creation. The Offer is an opportunistic attempt by Mr. Icahn to take advantage of opportunities that should benefit all stockholders.

•

Public Utility Business Growth. The Board expects the significant expansion in Southwest Gas’ public utility customer base to persist, as residents and businesses continue to move into its geographic footprint, drawn by robust economies, job growth, attractive business climates and excellent quality of life. As a result, Southwest Gas’ public utility has a strong utility ratebase and is expected to grow 7.5% per year over 2021-2025. As has been the case historically, this ratebase growth will be pursued in a responsible manner from the perspective of stakeholders.

•

Utility Infrastructure Services Business Uniquely Positioned to Benefit from Infrastructure Investment Tailwinds. Centuri is diversified across the U.S. and Canada with a blue-chip, attractive customer base composed of electric, gas and combination utilities, and is poised for high growth and significant upside associated with infrastructure investment in the U.S. and Canada.

Centuri is positioned to capitalize on the strong tailwinds and policy initiatives (for example, the $1 trillion+ infrastructure bill that was approved by Congress in November 2021) across infrastructure end markets, which are expected to see significant increases in investments related to repair and replacement of aging infrastructure and the transition to renewable energy. The Board and management’s foresight to strategically invest and transform Centuri into a high growth utility and infrastructure services business—including its acquisitions of Linetec Services and Riggs Distler—positions Centuri well to take advantage of these infrastructure investments and other related government initiatives.

•

Questar Acquisition. The pending Questar transaction is expected to further enhance Southwest Gas’ earnings metrics, further diversify its business with FERC-regulated infrastructure, secure consistent rate-regulated cash flow, support dividend growth, and increase Southwest Gas’ business flexibility for funding capital needs, thereby creating significant near- and long-term value for stockholders. Further, Questar’s exceptional re-contracting record, its high-quality, long-standing customer base and culture of safety, makes it an attractive addition to Southwest Gas’ regulated business platform. This acquisition is expected to accelerate Southwest Gas’ energy transition strategy by strengthening its ability to provide affordable, low carbon energy to customers while positioning it to transport renewable natural gas, responsibly sourced gas, and eventually, hydrogen and CO2. Forecasted to be accretive to earnings in 2022—the first full year after the expected close—the transaction will enhance Southwest Gas’ dividend growth prospects and will help Southwest Gas fund critical, forward-looking investments for continued effective growth.

•

The Offer does not reflect a compelling premium. The premium represented by the Offer is insufficient for the acquisition of effective control of Southwest Gas. The Offer price of $75.00 per Share represents a premium of only 15.5% over Southwest Gas’ unaffected closing stock price as of October 13, 2021, the last day prior to Mr. Icahn’s announcement of his intention to make the Offer; 10.2% over Southwest Gas’ 30-day volume-weighted average closing stock price; and 2.9% over Southwest Gas’ highest closing stock price during the six months prior to Mr. Icahn’s announcement of his intention to make the Offer. As a comparison, the average premium to the unaffected closing market price in transactions involving U.S. targets in the last five years (from October 14, 2016 to October 14, 2021, the date Mr. Icahn announced his intention to make the Offer) was 33.23%.[1]

•

The Board has received an inadequacy opinion from each of Lazard and Moelis. The Board considered the fact that on November 8, 2021, Lazard rendered an oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of November 8, 2021, and based upon and subject to the assumptions, qualifications, matters and limitations set forth in its written opinion, the consideration proposed to be paid to the holders (other than Offeror and any of its affiliates) of Shares pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Lazard, dated November 8, 2021, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex B to this Statement. Lazard provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of Lazard is not a recommendation as to whether any holder of Shares should tender its Shares in connection with the Offer or otherwise how to act in connection with the Offer or any other matter.

The Board also considered the fact that on November 8, 2021, Moelis rendered an oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of November 8, 2021, and based upon and subject to the assumptions, qualifications, matters and limitations set forth in its written opinion, the consideration proposed to be paid to the holders (other than Offeror and any of its affiliates) of Shares pursuant to the Offer was inadequate from a financial point of view to such holders. The full

[1]	Source: Dealpointdata

text of the written opinion of Moelis, dated November 8, 2021, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex C to this Statement. Moelis provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of Moelis is not a recommendation as to whether any holder of Shares should tender its Shares in connection with the Offer or otherwise how to act in connection with the Offer or any other matter.

In short, the Board believes that it and Southwest Gas’ management can deliver more value to Southwest Gas stockholders than the Offer.

II.	The Offer is blatantly coercive and provides no protection for stockholders who do not tender. Mr. Icahn has a history of coercive actions towards minority stockholders.

The Offer provides no protection whatsoever to Southwest Gas stockholders who do not tender into the Offer. Stockholders face the threat that if they do not tender into the Offer, and the Offer is subsequently consummated, they may find themselves as minority stockholders in a company with a new majority or controlling stockholder and an entirely new Board selected by Mr. Icahn, with no strategic direction yet articulated and facing default on significant debt, as noted below. Mr. Icahn makes no mention of any intention to effect a second step merger or otherwise offer terms or protections to remaining stockholders. Further, Mr. Icahn has stated that, following the completion of the Offer, the Company may be delisted from the New York Stock Exchange and the remaining outstanding shares deregistered (in which case Southwest Gas would no longer be required to file reports with the SEC). In addition, as described by Mr. Icahn in the Offer, “depending upon the number of Shares purchased and the number of remaining holders of Shares, the purchase of Shares pursuant to the Offer may adversely affect the liquidity and market value of the remaining Shares held by the public.” These events would almost certainly lead to a substantial decline in value of the remaining outstanding Shares. In addition, minority stockholders have frequently complained about Mr. Icahn’s tactics, and these tactics have at times led to protracted and costly litigation with minority stockholders, including situations involving Voltari Corporation, CVR Energy, Lions Gate Entertainment Corporation and XO Holdings.

III.	The track record of Mr. Icahn, as well as the quantity and nature of the conditions to the Offer, create significant uncertainty and risk.

The Board believes that Mr. Icahn’s poor track record in similar situations, coupled with the numerous conditions to the Offer, create significant uncertainties about the Offer.

•

Mr. Icahn has an extremely poor track record of completing transactions in similar situations. According to publicly available data, since 2000, affiliates of Mr. Icahn have commenced numerous tender offers to acquire at least a majority of the outstanding shares of other public companies that were not in bankruptcy proceedings at the time. Mr. Icahn and his affiliates failed to consummate all but two of these tender offers.

•

The Offer contains a long list of conditions. As described in “Item 2. Identity and Background of Filing Person—Tender Offer”, the Offer is subject to numerous conditions, many of which are ambiguously written, thereby making it unclear as to what Mr. Icahn’s obligations are to close the Offer. These conditions include, among others, the following, many of which are outside the control of Southwest Gas and Mr. Icahn:

•	Regulatory Approval Condition

•	No Injunction Condition

•	No External Events Condition

•	No Challenge Condition

•	No Events Outside of the Ordinary Course Condition

•	No Competing Offer Condition

•	Rights Plan Condition

•	Dominant Stockholder Condition

•	Equity Condition

•

The conditions give Mr. Icahn wide latitude not to consummate the Offer. According to the Offer, each of the foregoing conditions are for the sole benefit of Mr. Icahn and may be asserted by Mr. Icahn in his sole discretion regardless of the circumstances giving rise to any such condition failing to be satisfied and may be waived by Mr. Icahn, in whole or in part, at any time and from time to time, prior to the expiration of the Offer. In other words, the Offer claims that Mr. Icahn may assert whenever he chooses, for any reason he chooses, that a condition has not been satisfied, and such determination will not be subject to challenge. For example, Mr. Icahn could claim that the No Events Outside of the Ordinary Course Condition is not satisfied if there is any acquisition of assets or disposition of assets by Southwest Gas since the date of the Offer. The Board believes that the effect of these conditions is that Southwest Gas stockholders cannot be assured that Mr. Icahn will consummate the Offer.

•

Mr. Icahn can amend the Offer in any respect. Mr. Icahn expressly reserves the right to amend the Offer in any respect—including by decreasing the offer price or by changing the number of Shares being sought or the type of consideration—at any time before it expires.

IV.	The Offer is highly illusory and it is very unlikely that stockholders will ever receive any Offer consideration.

The Offer is highly conditional and illusory and stockholders should not be deceived into thinking that they will ever receive any Offer consideration, whether on the initial Expiration Date of December 27, 2021 or otherwise. Mr. Icahn has made the Offer conditioned on satisfaction of the Regulatory Approval Condition. Mr. Icahn cannot acquire control of Southwest Gas without obtaining the necessary regulatory approvals. In fact, Mr. Icahn must obtain regulatory approval to acquire more than 25% of Southwest Gas’ outstanding Shares – an amount well below the 35% that Mr. Icahn has indicated he needs if he is to extend his Offer.

Mr. Icahn seems to want to hide this fact. Mr. Icahn’s Regulatory Approval Condition has been drafted to be purposely vague—e.g., “any required governmental or regulatory approvals, consents, clearances or waivers, including any necessary approvals from the appropriate authorities located in each of Arizona, California and Nevada.” These approvals, consents, clearances and waivers are all obligations of Mr. Icahn to obtain if he is to complete the Offer. Mr. Icahn does not provide any details about his plan to obtain the necessary approvals, in fact, Mr. Icahn does not even provide the most basic details of what approvals, consents, clearances and waivers that he must obtain in each of the relevant jurisdictions to complete the Offer. Without even this most basic information, stockholders can only guess as to what approvals Mr. Icahn must obtain, what his plans are to obtain such approvals, and the likelihood of satisfying the condition or the potential timing of satisfaction.

Even assuming Mr. Icahn eventually satisfies the Regulatory Approval Condition—and there is no certainty that he will—the process of satisfying the condition could take up to 18 months.

V.

Consummation of the Offer could trigger a default under Southwest Gas’ credit agreements and a mandatory repurchase offer for Southwest Gas’ outstanding 2041 senior notes. The Offer describes no plan to fund these liabilities or the resulting effects on Southwest Gas.

If Mr. Icahn consummates the Offer and acquires more than 50% of the outstanding Shares, or if Mr. Icahn is successful in electing his slate of director nominees to the Board, then a default would be triggered under Southwest Gas’ credit agreements. In such event, the lenders under the credit agreements will have, among others, the right to cause all unpaid amounts under the credit agreements, which were approximately $553.4 million as of September 30, 2021, to be immediately due and payable.

In addition, if Mr. Icahn consummates the Offer and acquires more than 50% of the outstanding Shares, or if Mr. Icahn is successful in electing his slate of director nominees to the Board, then Southwest Gas will be required to make an offer to repurchase all of Southwest Gas’ outstanding 6.10% senior notes due 2041 at a price equal to 100% of the principal of such notes plus a 1% premium on such principal amount, together with accrued interest. As of September 30, 2021, approximately $125 million in aggregate principal amount of such 2041 senior notes was outstanding.

In addition to its credit agreements and 2041 senior notes, Southwest Gas has also issued additional senior notes, each of which contains cross-acceleration provisions that are triggered when amounts owing by Southwest Gas under the credit agreements, the 2041 senior notes or any other evidence of indebtedness (in excess of a specified amount) are accelerated following an event of default thereunder. Upon acceleration under any of the credit agreements, the 2041 senior notes or such other evidences of indebtedness, the holders of more than 25% in principal amount of the applicable series of other senior notes of Southwest Gas at the time outstanding would have the right to accelerate all such senior notes of such series then outstanding. As of September 30, 2021, approximately $2,225 million in aggregate principal amount of such other senior notes was outstanding.

Southwest Gas currently does not have sufficient cash on hand to fund the full amount of these liabilities. The Offer does not describe any plan, or source of funds, to finance these very significant liabilities that will result if the Offer is completed in accordance with its terms, nor does it describe the very serious consequences to Southwest Gas and its remaining minority stockholders that would result in the event Southwest Gas is unable to satisfy these liabilities, or is able to satisfy them only by refinancing the debt on disadvantageous terms. The prospect of holding a potentially delisted and unregistered minority equity interest in an insolvent entity is further evidence of the coercive nature of the Offer.

VI.	The Offer demonstrates that Mr. Icahn has no strategic plan for Southwest Gas if he acquires control.

In his open letters, Mr. Icahn has proposed material changes to Southwest Gas’ business, operations, governance and capital structure, including terminating the Questar transaction, financing the Questar transaction and selling Centuri. Mr. Icahn has also repeatedly told Southwest Gas stockholders that he will nominate a “blue ribbon” slate of directors to the Board at the 2022 Annual Meeting and that these directors will execute his “plan for long-term value creation.” But despite these statements, Mr. Icahn notably includes no information in the Offer about any of these plans, proposals or director nominees.

To be sure, the only statements Mr. Icahn provides about his plans if he acquires control of Southwest Gas is boilerplate, vague language that he “intends to conduct a detailed review, subject to applicable law, of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist.” In other words, Mr. Icahn admits he has not developed any strategic plan for operating Southwest Gas. If Mr. Icahn does in fact complete the Offer, the fact that he has no strategic plan for Southwest Gas presents a substantial risk for any stockholder that does not tender its Shares into the Offer, as the stockholder will be left holding shares of a company with no strategic direction, and is further evidence of the coercive nature of the Offer.

*****

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER ANY SHARES PURSUANT TO THE OFFER.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and consulted with the Board’s financial and legal advisors.

In light of the number and variety of factors that the Board considered, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

After considering the totality of the information and factors involved, the Board has determined that the Offer is not in the best interests of Southwest Gas stockholders. Accordingly, the Board unanimously recommends that Southwest Gas stockholders reject the Offer and not tender any Shares pursuant to the Offer.

*****

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender any Shares he, she or it holds of record or beneficially owns for purchase pursuant to the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

The Company has retained Lazard as its financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. In connection with its engagement, the Company has agreed to pay Lazard a monthly retainer fee in the amount of $250,000 beginning in October 2021 and continuing through the earlier of (x) the date on which the fee described in the following sentence is earned and (y) May 2022. The Company will also pay Lazard an additional fee in the amount of $2,000,000 on the earlier to occur of (i) the irrevocable termination, withdrawal or completion of matters relating to the Offer, including the proxy contest at the 2022 Annual Meeting, and (ii) the termination of Lazard’s engagement, in each case, subject to the terms of Lazard’s engagement letter with the Company.

The Company has retained Moelis as its financial advisor in connection with the Company’s analysis and consideration of, and response to, the Offer. The Company has agreed to pay Moelis a fee of $1,000,000 for such services, which is currently payable. In addition, the Company has agreed to reimburse Moelis for certain expenses arising out of or in connection with the engagement and to indemnify it against certain liabilities relating to or arising out of the engagement.

The Company has engaged Innisfree to assist it in connection with the Company’s communications with its stockholders related to the Offer. The Company has agreed to pay customary compensation to Innisfree for such services. In addition, the Company has agreed to reimburse Innisfree for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

The Company has also retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer. The Company has agreed to pay Joele Frank customary compensation for such services. In addition, the Company has agreed to reimburse Joele Frank for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6. Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following transactions:

Transactions by Executive Officers and Directors

None.

Transactions by the Company

Name	Date	No. of Shares	Price Per Share(1)(2)	Price Range(1)(2)	Transaction Description
Southwest Gas Holdings, Inc.	9/1/2021	71,015	$71.33	$70.15-71.76	Issuer At-the-Market sale
Southwest Gas Holdings, Inc.	9/2/2021	65,533	$71.78	$71.45-72.08	Issuer At-the-Market sale
Southwest Gas Holdings, Inc.	9/3/2021	69,775	$71.48	$71.00-71.78	Issuer At-the-Market sale
Southwest Gas Holdings, Inc.	9/7/2021	48,771	$70.85	$70.22-71.55	Issuer At-the-Market sale
Southwest Gas Holdings, Inc.	9/8/2021	81,393	$71.60	$70.50-72.11	Issuer At-the-Market sale
Southwest Gas Holdings, Inc.	9/9/2021	32,751	$70.75	$70.14-71.88	Issuer At-the-Market sale
Southwest Gas Holdings, Inc.	9/10/2021	34,479	$69.17	$68.66-70.52	Issuer At-the-Market sale
Southwest Gas Holdings, Inc.	9/13/2021	77,906	$69.28	$68.66-70.01	Issuer At-the-Market sale
Southwest Gas Holdings, Inc.	9/14/2021	76,499	$69.19	$68.85-69.74	Issuer At-the-Market sale
Southwest Gas Holdings, Inc.	9/15/2021	8,181	$69.36	$69.03-69.53	Issuer At-the-Market sale
Southwest Gas Holdings, Inc.	9/17/2021	84,776	$68.23	$68.00-69.00	Issuer At-the-Market sale
Southwest Gas Holdings, Inc.	9/20/2021	800	$68.02	$68.00-68.07	Issuer At-the-Market sale
Southwest Gas Holdings, Inc.	9/23/2021	27,700	$68.09	$68.00-68.27	Issuer At-the-Market sale
Southwest Gas Holdings, Inc.	9/24/2021	1,400	$68.03	$68.00-68.10	Issuer At-the-Market sale

(1)

Shares were acquired in multiple transactions each day at prices within the price range set forth in the column labeled “Price Range”. The price reported in the column labeled “Price Per Share” is a weighted average price.

(2)	Excluding commissions.

Item 7. Purposes of the Transaction and Plans or Proposals

The Company routinely maintains contact with third parties, including other participants in its industry, regarding a wide range of potential business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.

Except as described in the preceding paragraph or as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information

Information Regarding the Compensation of Executive Officers

The Company has previously entered into change in control agreements or employment agreement with the Company’s executive officers. These agreements provide enhanced benefits and other rights upon a change in control or a qualifying termination of employment thereafter. These enhanced benefits and other rights are discussed below.

Equity Incentive Awards

As described above under the section of this Statement titled “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company,” the Equity Plan and the award agreements granted thereunder provide for accelerated vesting held by the Company’s executive officers upon a termination of employment following a change in control, as described below.

Southwest Change in Control Agreements

The Company has previously entered into change in control agreements with each of the executive officers of the Company, other than Mr. Daily. The provisions of the change in control agreements are substantially in the same form, which is filed as Exhibit (e)(32) to this Statement and incorporated herein by reference. The consummation of the Offer where the Offeror acquires 30% or more of the outstanding Shares would constitute a change in control for purposes of the change in control agreements.

Under the change in control agreements, upon a termination without cause or for good reason within 24 months following a change in control and subject to execution and effectiveness of a release of claims, the executive officer is eligible to receive:

•	a lump sum cash payment in an amount equal to a multiple (three years in the case of Mr. Hester and two and one-half years for all senior vice presidents) of the annual base salary;

•

a lump sum cash payment in an amount equal to a multiple (three years in the case of Mr. Hester and two and one-half years for all senior vice presidents) of the greater of the annual incentive compensation at the time of termination or change of control, calculated at 100% of the target level;

•

payment of a lump sum medical benefit stipend of an amount equal to the full cost of health and dental coverage (for three years for Mr. Hester and two and one-half years for all senior vice presidents), calculated based on the full cost of continued health and dental coverage for the executive and his or her eligible dependents under COBRA as of the date of termination or, if greater, as of the date of change of control; and

•

payment of a lump sum benefit stipend equal to the cost of replacement of disability and life insurance coverage (for three years for Mr. Hester and two and one-half years for all senior vice presidents), calculated as of the date of termination or, if greater, as of the date of change of control;

•

if the executive officer has reached the age of 50 on the date of termination, the executive officer will receive additional benefits under Southwest Gas Corporation Supplemental Executive Retirement Plan (the “SERP”) such that the executive officer will be permitted to add to the formula for purposes of eligibility for benefits, vesting and calculation of benefits, 6 points which, at the election of the executive officer, may be applied either to an age assumption or continuous length of service assumption or a combination thereof; and

•	reimbursement of outplacement services of up to $30,000.

In the event that payments to an executive officer under a change in control agreement would be subject to Section 280G and 4999 of the Internal Revenue Code, such payments would be reduced to the extent the executive officer would be better-off after taxes.

Centuri CEO Employment Agreement

The Company has previously entered into an employment agreement with Mr. Paul M. Daily, the CEO of Centuri Group, Inc. (“Centuri”). The employment agreement with Mr. Daily is filed as Exhibit (e)(27) to this Statement and incorporated herein by reference. Mr. Daily’s employment agreement provides for benefits upon certain termination events following a change in control of either the Company or Centuri. The consummation of the Offer where the Offeror acquires 50% or more of the outstanding Shares would constitute a change in control for purposes of Mr. Daily’s employment agreement.

Under the terms of the employment agreement, if Mr. Daily’s employment is terminated by the employer without cause or by Mr. Daily for good reason within two years after a change in control of the Company or Centuri, subject to execution and effectiveness of a release of claims, Mr. Daily is eligible to receive:

•	vesting acceleration of the outstanding equity awards held by Mr. Daily;

•	a lump sum cash payment in an amount equal to two times the annual base salary;

•	a lump sum cash payment in an amount equal to two times the greater of the annual incentive compensation at the time of termination or change of control, calculated at 100% of the target level;

•

an amount equal to the greater of the incentive compensation under the Centuri long-term incentive compensation plan at the time of termination or change of control, for the period during the applicable plan years preceding the date of such termination as if Mr. Daily was retirement eligible under the plan and for the two years following the date of termination, at two times target for the most recent three-year cycle;

•

payment of a lump sum medical benefit stipend of an amount equal to the full cost of health and dental coverage for two years, calculated based on the full cost of continued health and dental coverage for the executive and his eligible dependents under COBRA as of the date of termination or, if greater, as of the date of change of control;

•

payment of a lump sum benefit stipend equal to the cost of replacement of disability and life insurance coverage for two years, calculated as of the date of termination or, if greater, as of the date of change of control; and

•	reimbursement of outplacement services of up to $30,000.

In the event that payments to Mr. Daily under the employment agreement would be subject to Section 280G and 4999 of the Internal Revenue Code, such payments would be reduced to the extent Mr. Daily would be better-off after taxes.

Southwest Gas Corporation 2005 Executive Deferral Plan

The Southwest Gas Corporation 2005 Executive Deferral Plan provides executive officers of the Company and Southwest Gas Corporation with an opportunity to defer a portion of their salary, bonus and other specified compensation. The participants are also entitled to receive employer matching contributions in an amount equal to 50% of the compensation deferred, up to a maximum of 3.5% of a participant’s base salary. Employer contributions and interest earned on such contributions vest at the rate of 20% per year of service by the participant. Upon a change of control of Southwest Gas Corporation, the benefits under this plan will become fully vested and the interest credited to a participant’s account balances will be retroactively adjusted to 200% of the Bond Rate. The consummation of the Offer where the Offeror acquires 50% or more of the outstanding Shares would constitute a change of control of the Southwest Gas Corporation for purposes of this plan.

Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Offer

The information set forth in the tables below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the Company’s named executive officers (“NEOs”) that is based on or otherwise relates to the Offer and assumes, among other things, that the Offer is consummated, the Offer constitutes a change of control of the Company and that the NEOs will incur a severance-qualifying termination of employment immediately following consummation of the Offer.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the consummation of the Offer. In the event that any payments to a named executive officer indicated below would be subject to Section 280G and 4999 of the Internal Revenue Code, such payments would be reduced to the extent the named executive officer would be better-off after taxes. For purposes of calculating such amounts, the Company has assumed:

•	December 27, 2021 as the date on which the Offer is consummated; and

•

a termination of each NEO’s employment by the Company without cause or by the applicable NEO for good reason (in each case, as defined in the applicable change in control agreement or the employment agreement with Mr. Daily, as applicable) on December 27, 2021, based on the terms of the change in control agreements and the employment agreement with Mr. Daily.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites Benefits ($)(4)	Total ($)
John P. Hester	6,795,600.84	5,014,723.00	606,731.00	30,000.00	12,447,054.84
Gregory J. Peterson	1,997,375.70	1,104,792.00	245,971.00	30,000.00	3,378,138.70
Paul M. Daily	6,518,710.24	1,491,298.00	—	30,000.00	8,040,008.24
Karen S. Haller	2,295,500.70	1,476,119.00	272,406.00	30,000.00	4,074,025.70
Eric DeBonis	1,588,603.60	698,005.00	212,827.00	30,000.00	2,529,435.60

(1)

As discussed above, under the change in control agreements and the employment agreement with Mr. Daily, upon a qualifying termination following a change of control, each of the NEOs would be entitled to receive a cash amount consisting of the following components, which is in each case is payable in a lump sum within 60 days of a qualifying termination:

(a)	an amount equal to a multiple (three in the case of Mr. Hester, two in the case of Mr. Daily, and two and one-half in the case of other NEOs) of the annual base salary;
(b)

an amount equal a multiple (three in the case of Mr. Hester, two in the case of Mr. Daily, and two and one-half in the case of other NEOs) of the greater of the annual incentive compensation at the time of termination or change of control, calculated at 100% of the target level;

(c)	for Mr. Daily only, an amount equal to the greater of the incentive compensation under the Centuri long-term incentive compensation plan at the time of termination or change of control, for the period during the applicable plan years preceding the date of such termination as if Mr. Daily was retirement eligible under the applicable plan and for the two years following the date of termination, at two times target for the most recent three-year cycle;
(d)

an amount equal to the full cost of health and dental coverage (for three years for Mr. Hester, two years for Mr. Daily and two and one-half years for other NEOs), calculated based on the full cost of continued health and dental coverage for the executive and his or her eligible dependents under COBRA as of the date of termination or, if greater, as of the date of change of control; and

(e)

an amount equal to the cost of replacement of disability and life insurance for the NEOs (for three years for Mr. Hester, two years for Mr. Daily and two and one-half years for other NEOs), calculated as of the date of termination or, if greater, as of the date of change of control.

All components of the cash severance amount are “double-trigger” (i.e., they are contingent upon a termination without cause or for good reason following the consummation of a change of control) and are subject to the NEO’s execution and effectiveness of a release of claims. The estimated amount of each component of the cash payment is set forth in the table below.

Name	Base Salary ($)	Bonus ($)	Health Benefit Stipend ($)
John P. Hester	3,375,000.00	3,375,000.00	45,600.84
Gregory J. Peterson	1,187,500.00	771,875.00	38,000.70
Paul M. Daily	1,572,000.00	1,572,000.00	—
Karen S. Haller	1,290,000.00	967,500.00	38,000.70
Eric DeBonis	962,500.00	577,500.00	48,603.60

(2)

Under the Equity Plan and the award agreements with the NEOs, a termination of employment following the consummation of a change of control would result in vesting of all outstanding RSUs held by the NEOs. A pro rata portion of the target number of Performance Shares and the Non-threshold Performance Shares based on the number of months of service relative to the 2020-2022 and 2021-2023 performance periods would vest a termination of employment following the consummation of a change of control. Set forth below are the values of each type of unvested equity-based award held by the NEOs that would become vested upon a termination of employment immediately following the consummation of a change of control of the Company. Amounts are calculated assuming a price of $75.00 per Share.

Name	RSUs ($)	Performance Shares ($)	Non-threshold Performance Shares ($)
John P. Hester	1,533,252.00	3,481,471.00	—
Gregory J. Peterson	358,602.00	746,190.00	—
Paul M. Daily	—	1,043,909.00	447,389.00
Karen S. Haller	454,763.00	1,021,356.00	—
Eric DeBonis	239,578.00	458,427.00	—

(3)

Under the change in control agreements, upon a qualifying termination within 24 months of a change of control, each of Mesrrs. Hester, Peterson and DeBonis and Ms. Haller will be entitled to his or her retirement benefit under the Company’s benefit plans, which are fully vested on the date of such termination, in accordance with the terms of the plans and the applicable elections. If an NEO have reached age of 50 on the date of termination, the NEO will receive addition benefits under the SERP such that the NEO will be permitted to add to the formula for purposes of eligibility for benefits, vesting and calculation of benefits, 6 points which, at the election of the NEO, may be applied either to an age assumption or continuous length of service assumption or a combination thereof. As of December 27, 2021, Messrs. Hester, DeBonis and Ms. Haller are eligible to receive such additional SERP benefits following a qualifying termination. The value of such additional benefits under the SERP is calculated on a present value basis, using the valuation method and all material assumptions described in “Note 11- Pension and Other

Postretirement Benefits” of Exhibit 13.01 to the Company’s 2020 Annual Report on Form 10-K.
(4)	Represents payment of professional outplacement services for up to $30,000 for each NEO following a qualifying termination.

Certificate of Incorporation Dominant Stockholder Provision

Article 7(A) of the COI requires holders of at least 85% of the outstanding Shares to authorize a Business Combination (as defined below) with any person or entity, which together with its affiliates and associates, beneficially owns, in the aggregate, 10% or more of the outstanding Shares (a “Dominant Stockholder”); provided, this 85% requirement is not applicable if: (i) 65% of the members of the Board approve in advance (a) the acquisition of Shares that caused the Dominant Stockholder to become a Dominant Stockholder or (b) the Business Combination; or (ii) 85% of the members of the Board (a) subsequently approve the Business Combination or (b) determine that the cash or fair market value of the consideration to be received per share in the Business Combination is not less than the highest price per share paid by the Dominant Stockholder in acquiring any of its Shares.

The COI defines Business Combination as: (i) any merger of the Company or any entity controlled or under common control with the Company with any Dominant Stockholder or any entity controlled or under common control with a Dominant Stockholder; (ii) any sale or other disposition of all or substantially all of the property and assets of (a) the Company to a Dominant Stockholder or any entity controlled by or under common control with a Dominant Stockholder or (b) the Dominant Stockholder to the Company or any entity controlled by or under common control of the Company; (iii) any recapitalization of the Company that would have the effect of increasing the voting power of a Dominant Stockholder; and (iv) any agreement or other arrangement providing for any of the transactions described in the foregoing clauses.

The Schedule TO states that the Offer is conditioned upon, among other things, the Board having waived the applicability of Article 7(A) of the COI to the purchase of the Shares by the Offeror in the Offer so that the provisions of Article 7(A) would not, at or following consummation of the Offer, prohibit, restrict or apply to any Business Combination involving the Company and the Offeror or any affiliate or associate of the Offeror. Please see Annex A for more information regarding conditions to the Offer.

State Anti-Takeover Laws

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws including, without limitation, the states of Arizona, California and Nevada.

The Schedule TO states that the Offer is conditioned upon, among other things, the Offeror having received any required governmental or regulatory approvals, consents, clearances or waivers which, in each case, have not been appealed and are no longer appealable, and do not impose any Burdensome Conditions (as defined in the Schedule TO) on the Offer or the Offeror or any of its affiliates, including any necessary approvals from the appropriate regulatory authorities located in each of Arizona, California and Nevada. The Offeror has stated in the Schedule TO that, if any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between the Offeror or any of the Offeror’s subsidiaries or affiliates and the Company, the Offeror may take any action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, the Offeror might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Offeror may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or completing the Offer or any such merger or other business combination. In such case, the Offeror has stated that the Offeror may not be obligated to accept for payment or pay for any tendered Shares. Please see Annex A for more information regarding conditions to the Offer.

Appraisal or Dissenters’ Rights

Holders of Common Stock do not have appraisal rights as a result of the Offer. However, if a subsequent merger involving the Company is consummated, holders of Common Stock who have not tendered their Common Stock in the Offer will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent from such merger and demand appraisal of their Common Stock. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the proposed merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Because appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Common Stock could be based upon factors other than, or in addition to, the price per share to be paid in the proposed merger or the market value of the Common Stock. The value so determined could be more or less than the price per share to be paid in the Offer or any subsequent merger.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. BECAUSE OF THE COMPLEXITY OF DELAWARE LAW RELATING TO APPRAISAL RIGHTS, WE ENCOURAGE YOU TO SEEK THE ADVICE OF YOUR OWN LEGAL COUNSEL. THE FOREGOING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE DGCL.

Rights Agreement

On October 10, 2021, the Board authorized a dividend of one Right for each outstanding share of Common Stock. The dividend was payable on October 21, 2021 (the “Record Date”) to the holders of record of Common Stock as of 5:00 P.M., New York City time, on the Record Date. The description and terms of the Rights are set forth in a Rights Agreement, dated as of October 10, 2021 (as the same may be amended from time to time, the “Rights Agreement”), between the Company and Equiniti Trust Company, as rights agent. Each Right entitles the registered holder to purchase from the Company one ten-thousandth (a “Unit”) of a share of Series A Junior Participating Preferred Stock, no par value per share (the “Preferred Stock”), of the Company at a purchase price (“Purchase Price”) of $321.70 per Unit, subject to adjustment.

Distribution Date

Initially, the Rights will be attached to all shares of Common Stock, and no separate certificates evidencing the Rights will be issued. Subject to certain exceptions, until the Distribution Date (as defined below), the Company will issue one Right with each new share of Common Stock issued after the Record Date so that all shares of Common Stock will have Rights attached, the Rights will be transferred with and only with the Common Stock, and any transfer of Common Stock will constitute a transfer of the associated Rights. After the Distribution Date, the Rights will separate from the Common Stock and, as soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

The “Distribution Date” means the earlier of:

•

ten business days after the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or such earlier date, as determined by the Board, on which an Acquiring Person has become such; and

•

such date (prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person), if any, as may be determined by the Board following the commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person.

Exercisability

The Rights will not be exercisable until the Distribution Date. After the Distribution Date, each Right will be exercisable to purchase from the Company one Unit of a share of Preferred Stock for the Purchase Price. Prior to exercising their Rights, holders of Rights in that capacity have no rights as a stockholder of the Company, including the right to vote or receive dividends.

Consequences of Any Person or Entity Becoming an Acquiring Person

•

Flip-In Trigger. If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will thereupon become null and void) will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having an aggregate market value equal to two times the Purchase Price.

•

Flip-Over Trigger. If, after any person or group of affiliated or associated persons has become an Acquiring Person, the Company is acquired in a merger, consolidation or combination or 50% or more of its consolidated assets, cash flow or earning power are transferred, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person (or its parent) with whom the Company has engaged in the foregoing transaction having an aggregate market value equal to two times the Purchase Price.

•

Exchange Feature. At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by an Acquiring Person of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will have become null and void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right.

Expiration

The Rights will expire on the earliest of (i) the close of business on October 9, 2022, (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement, (iii) the closing of any merger or other acquisition transaction involving the Company that has been approved by the Board, at which time the Rights are terminated, and (iv) the time at which the Rights are exchanged pursuant to the Rights Agreement.

Redemption

At any time prior to the close of business on the Distribution Date, the Board may redeem the Rights in whole, but not in part, for $0.0001 per Right (the “Redemption Price”). The Redemption Price is payable, at the option of the Company, in cash, Common Stock or such other form of consideration as the Board shall determine.

Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Redemption Price will be subject to adjustment in accordance with the Rights Agreement.

Amendment

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. At any time when the Rights are no longer redeemable, the Company may amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof) and does not cause the Rights again to become redeemable.

Anti-Dilution Provisions

The Board may adjust the Purchase Price, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a share dividend, a share split, a reclassification of the Preferred Stock or the Common Stock or certain other specified transactions. No adjustments to the Purchase Price of less than 1% are required to be made.

Preferred Stock

Each Unit of a share of Preferred Stock will entitle the holder thereof to the same dividends, liquidation and voting rights as if the holder held one share of Common Stock and will be treated the same as a share of Common Stock in the event of a merger, consolidation or other share exchange. The value of one Unit of a share of Preferred Stock should approximate the value of one share of Common Stock.

Anti-Takeover Effects

The Rights may have certain anti-takeover effects. In general terms and subject to certain exceptions, the Rights Agreement works by imposing a significant penalty upon any person or group of affiliated or associated persons that acquires 10% or more of the outstanding Common Stock (20% or more in the case of a passive investor), except in certain situations specified in the Rights Agreement (such person, an “Acquiring Person”). The Rights, however, should not interfere with any merger or other business combination approved by the Board.

The foregoing summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is filed as Exhibit (e)(43) to this Statement and incorporated herein by reference.

The Schedule TO states that the Offer is conditioned upon, among other things, the Company having validly terminated the Rights Agreement or the Rights have been redeemed and are otherwise inapplicable to the Offer and the Offeror and its affiliates. Please see Annex A for more information regarding conditions to the Offer.

United States Antitrust Clearance

The Offer is subject to the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”) and the U.S. Department of Justice (the “DOJ”). The Company understands that, on or about October 15, 2021, the Offeror submitted to the FTC and DOJ a Notification and Report Form with respect to the Offer. As required by the HSR Act, the Company submitted a responsive Notification and Report Form with the FTC and the DOJ. The Company understands that the waiting period under the HSR Act expired with respect to the Offer on or about November 1, 2021.

Notwithstanding the expiration of the waiting period under the HSR Act, at any time before or after the consummation of the Offer, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking actions under the antitrust laws to enjoin consummation of the Offer. Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Effect of the Offer on the Company’s Outstanding Indebtedness

The Company and Southwest Gas Corporation are subject to the following outstanding agreements that contain “change in control provisions” that are triggered when a “change in control” occurs with respect to the Company (in each case, as such agreements are amended, restated, or otherwise modified from time to time): (i) the Term Loan Agreement, dated March 23, 2021, between Southwest Gas Corporation, as the borrower, and The Bank of New York Mellon, as the administrative agent, (ii)(a) the Amended and Restated Revolving Credit Agreement, dated April 10, 2020, between the Company, as the borrower, and The Bank of New York Mellon, as administrative agent, and (b) the Amended and Restated Revolving Credit Agreement, dated April 10, 2020, between Southwest Gas Corporation, as the borrower, and The Bank of New York Mellon, as administrative agent, (iii) the letters of credit issued by Southwest Gas Corporation in connection with the Industrial Development Revenue Bonds relating to Clark County, Nevada and City of Big Bear Lake, California, (iv) the 364-Day Term Loan Credit Agreement, dated November 1, 2021, between the Company, as the borrower, and JPMorgan Chase Bank, N.A., as the administrative agent (clauses (i)-(iv), collectively, the “Debt Documents”), and (v) Southwest Gas Corporation’s 6.10% Senior Notes due 2041 (the “2041 Notes”).

Under both the Debt Documents and the 2041 Notes, the “change in control” provisions are triggered when, among other triggers, (i) any person or group of associated persons acting in concert acquires an aggregate of more than 50% of the outstanding shares of voting stock of the Company, or (ii) if a majority of the Board are not the “Incumbent Board,” which is defined as members of the Board as of the effective date of the applicable Debt Document or the date on which the 2041 Notes were issued, as applicable, or who subsequently became directors and whose election or nomination for election was approved by the majority of the Incumbent Board. In the event that the Icahn Group acquires ownership of more than 50% of the outstanding Shares, including as a result of the consummation of the Offer, and/or the majority of the Board is composed of the Icahn Slate after the 2022 Annual Meeting, and the nomination and election of such Board was not approved by the applicable Incumbent Board, then: (i) under the Debt Documents, an immediate event of default will occur, which will give the applicable agent and lenders or letter of credit issuers under such Debt Documents the right to exercise remedies, including to accelerate amounts owing under such Debt Documents, and (ii) under the 2041 Notes, Southwest Gas Corporation will be required to make an offer to repurchase all of the outstanding 2041 Notes at a price equal to 100% of the principal amount of the 2041 Notes outstanding plus a premium equal to 1% of such principal amount, together with accrued and unpaid interest.

Southwest Gas Corporation is also a party to the following notes issuances, which, along with the Debt Documents and the 2041 Notes, contain a cross-acceleration provision triggered when amounts owing by the Company and/or Southwest Gas Corporation, as applicable, under the Debt Documents, the 2041 Notes or any other evidence of indebtedness (in excess of a specified outstanding principal amount ranging from $10 million to $50 million) are accelerated following an event of default thereunder (including an event of default as a result of a change in control): (i) Southwest Gas Corporation’s 3.70% Senior Notes due 2028, (ii) Southwest Gas Corporation’s 4.15% Senior Notes due 2049, (iii) Southwest Gas Corporation’s 2.20% Senior Notes due 2030, (iv) Southwest Gas Corporation’s 3.18% Senior Notes due 2051, (v) Southwest Gas Corporation’s 3.875% Senior Notes due 2022, (vi) Southwest Gas Corporation’s 4.875% Senior Notes due 2043, (vii) Southwest Gas Corporation’s 3.8% Senior Notes due 2046, and (viii) Southwest Gas Corporation’s 8% Debenture due 2026 (clauses (i)-(viii), together with the 2041 Notes, collectively, the “Notes”). Upon such acceleration under any such Debt Documents, Notes, or other evidence of indebtedness, (x) the holders of more than 25% in principal amount of the applicable series of other Notes at the time outstanding would have the right to accelerate all such Notes of such series then outstanding, and (y) the applicable agents and requisite banks would have the right to accelerate any indebtedness under any other applicable Debt Documents then outstanding.

As of September 30, 2021: (i) the Company had an aggregate principal amount of $22 million revolving loans outstanding and an aggregate availability of $78 million under the Debt Documents, and (ii) Southwest Gas Corporation had an aggregate principal amount of $250 million term loan facilities outstanding, an aggregate principal amount of $0 million revolving loans outstanding, an aggregate amount of $203.4 million of letters of credit supporting its variable rate Industrial Development Revenue Bonds, an aggregate availability of approximately $400 million under the Debt Documents, and an aggregate principal amount of $2,350 million Notes outstanding.

The Company cannot assure stockholders that any waiver or amendment of such change in control provisions would be obtainable or that any replacement credit facility, replacement letters of credit, or other financing would be available, in each case on commercially reasonable terms, if at all. In short, if the Offer is consummated, the Company’s liquidity and ability to operate its business could be materially and adversely impacted.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. These statements are based on current expectations, estimates and projections about, among others, the industry, markets in which the Company operates, and the transaction described in this press release. While the Company’s management believes the assumptions underlying its forward-looking statements and information are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond the control of the Company’s management. A number of important factors affecting the business and financial results of the Company could cause actual results to differ materially from those stated in the forward-looking statements. These factors include, but are not limited to, the timing and amount of rate relief, changes in rate design, customer growth rates, the effects of regulation/deregulation, tax reform and related regulatory decisions, the impacts of construction activity at Centuri, future earnings trends, seasonal patterns, and the impacts of stock market volatility. In addition, the Company can provide no assurance that its discussions about future operating margin, operating income, pension costs, COLI results, and capital expenditures of the natural gas segment will occur. Likewise, the Company can provide no assurance that discussions regarding utility infrastructure services segment revenues, operating income as a percentage of revenues, interest expense, and noncontrolling interest amounts will transpire, nor assurance regarding acquisitions or their impacts, including management’s plans related thereto, such as that currently planned in regard to Riggs Distler & Company, Inc. and the pending acquisition of Questar. Additional risks include the occurrence of any event, change or other circumstances that could give rise to the termination of the Questar Purchase Agreement, the outcome of any legal proceedings that may be instituted against the Company and others following announcement of the Questar Purchase Agreement, risks that the proposed transaction disrupts current plans and operations, the risks related to the ability of the Company to integrate Questar, the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of certain financings that will be obtained for the transaction, potential negative impacts to the Company’s credit ratings as a result of the transaction, the disruption to the Company’s stock price and the costs, fees, expenses and charges related to, and the distraction of management’s attention in connection with, any proxy contest or other stockholder related or similar matters, as well as other risks that are set forth under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and in future filings with the SEC. All forward-looking statements speak only as of the date of this press release. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on its behalf are qualified by the cautionary statements in this section. The Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this press release.

Item 9. Exhibits

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)	Statement issued by the Company on October 14, 2021 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on October 15, 2021).

(a)(2)	Message to Employees of the Company, dated October 14, 2021 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on October 15, 2021).

(a)(3)	Statement issued by the Company on October 20, 2021 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on October 20, 2021).

(a)(4)	Press release issued by the Company on October 27, 2021 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on October 27, 2021).

(a)(5)	Opinion of Lazard Frères & Co. LLC, dated as of November 8, 2021 (included as Annex B to this Statement).*

(a)(6)	Opinion of Moelis & Company LLC, dated as of November 8, 2021 (included as Annex C to this Statement).*

(a)(7)	Letter to the Company’s Stockholders, dated as of November 9, 2021.*

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 22, 2021.*

(e)(2)	Southwest Gas Corporation $400 million Credit Facility (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed April 10, 2020).

(e)(3)	Note Purchase Agreement, dated November 18, 2010, by and between Southwest Gas Corporation and Metropolitan Life Insurance Company, John Hancock Life Insurance Company (U.S.A.), certain of their respective affiliates, and Union Fidelity Life Insurance Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed November 18, 2010).

(e)(4)	Amendment No. 1 to Note Purchase Agreement, dated March 28, 2014, by and among Southwest Gas Corporation and the holders of the Notes (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed March 31, 2014).

(e)(5)	Amendment No. 2 to Note Purchase Agreement, dated September 30, 2016, by and among Southwest Gas Corporation and the holders of the Notes (incorporated by reference to Exhibit 4.02 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016).

(e)(6)	Form of 6.1% Senior Note due 2041 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed November 18, 2010).

(e)(7)	Southwest Gas Holdings, Inc. $100 million Credit Facility (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed April 10, 2020).

(e)(8)	Term Loan Agreement, dated as of March 23, 2021, by and among Southwest Gas Corporation, The Bank of New York Mellon, as Administrative Agent, and the lenders party, book runners and syndication agents thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed March 23, 2021).

(e)(9)	The letters of credit issued pursuant to the Project Agreement between Southwest Gas Corporation and City of Big Bear Lake, California, dated as of December 1, 1993 (incorporated by reference to Exhibit 10.05 to the Company’s Form 10-K for the year ended December 31, 1993).

Exhibit No.	Description

(e)(10)	The letters of credit issued pursuant to the Financing agreement dated as of March 1, 2003 by and between Clark County, Nevada, and Southwest Gas Corporation relating to Clark County, Nevada Industrial Development Revenue Bonds Series 2003A, Series 2003B, Series 2003C, Series 2003D and Series 2003E (incorporated by reference to Exhibit 10 to the Company’s Form 10-Q for the quarter ended September 30, 2003).

(e)(11)	The letters of credit issued pursuant to the First Amendment to Financing Agreement by and between Clark County, Nevada, and Southwest Gas Corporation dated as of July 1, 2005, amending the Financing Agreement dated as of March 1, 2003, with respect to Clark County, Nevada Industrial Development Revenue Bonds Series 2003A, Series 2003B, Series 2003C, Series 2003D, and Series 2003E (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2005).

(e)(12)	The letters of credit issued pursuant to the Financing Agreement between Clark County, Nevada, and Southwest Gas Corporation, dated as of September 1, 2008, relating to Clark County, Nevada Industrial Development Revenue Bonds Series 2008A (incorporated by reference to Exhibit 10.03 to the Company’s Form 10-Q for the quarter ended September 30, 2008).

(e)(13)	The letters of credit issued pursuant to the Financing Agreement between Clark County, Nevada and Southwest Gas Corporation, dated December 1, 2009, relating to Clark County, Nevada Industrial Development Revenue Bonds Series 2009A (incorporated by reference to Exhibit 10.21 to the Company’s Form 10-K for the year ended December 31, 2009).

(e)(14)	Southwest Gas Corporation’s 3.70% Senior Note due 2028 (included in Exhibit 4.23 to the Company’s Form 10-K filed February 25, 2021 (incorporated by reference to Exhibit 4.24 to the Company’s Form 10-K for the year ended December 31, 2018).

(e)(15)	Southwest Gas Corporation’s 4.150% Senior Note due 2049 (incorporated by reference to Exhibit 4.3 to the Company’s Form 8-K dated May 28, 2019).

(e)(16)	Southwest Gas Corporation’s 2.200% Senior Note due 2030 (incorporated by reference to Exhibit 4.3 to the Company’s Form 8-K dated June 1, 2020).

(e)(17)	Southwest Gas Corporation’s 3.18% Senior Note due 2051 (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed August 18, 2021).

(e)(18)	Indenture, dated March 23, 2012, by and between Southwest Gas Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee. 3.875% Notes due 2022 (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K dated March 20, 2012).

(e)(19)	Indenture, dated as of October 4, 2013, by and between Southwest Gas Corporation and the Bank of New York Mellon Trust Company, N.A., as Trustee. 4.875% Notes due 2043 (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K dated October 1, 2013).

(e)(20)	Indenture, dated September 29, 2016, by and between Southwest Gas Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee. 3.80% Senior Notes due 2046 (incorporated by reference to Exhibit 4.01 to the Company’s Form 8-K dated September 26, 2016).

(e)(21)	Indenture between Southwest Gas Corporation and Harris Trust and Savings Bank dated July 15, 1996, with respect to Debt Securities (incorporated by reference to Exhibit 4.04 to the Company’s Form 8-K dated July 26, 1996).

(e)(22)	First Supplemental Indenture of Southwest Gas Corporation to Harris Trust and Savings Bank dated August 1, 1996, supplementing and amending the Indenture dated as of July 15, 1996, with respect to 7 1/2% and 8% Debentures, due 2006 and 2026, respectively (incorporated by reference to Exhibit 4.11 to the Company’s Form 8-K dated July 31, 1996).

Exhibit No.	Description

(e)(23)	364-Day Term Loan Credit Agreement dated November 1, 2021 with JPMorgan Chase Bank, N.A, as Administrative Agent, the lenders party thereto, Bank of America, N.A. as Syndication Agent, and JPMorgan Chase Bank, N.A. and BofA Securities, Inc. as Joint Lead Arranger and Joint Bookrunner (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed November 5, 2021).

(e)(24)	Southwest Gas Holdings, Inc. 2006 Restricted Stock/Unit Plan, amended and restated as of December 28, 2016 (incorporated by reference to Exhibit 10.14 to the Company’s Form 10-K for the year ended December 31, 2018).

(e)(25)	Form of Performance Share Award Agreement with Named Executive Officers (incorporated by reference to Exhibit 10.19 to the Company’s Form 10-K for the year ended December 31, 2016).

(e)(26)	Form of Restricted Stock Unit Award Agreement with Named Executive Officers (incorporated by reference to Exhibit 10.20 to the Company’s Form 10-K for the year ended December 31, 2016).

(e)(27)	Centuri Employment Agreement with Paul Daily, Chief Executive Officer (incorporated by reference to Exhibit 10.01 to the Company’s Form 10-Q for the quarter ended June, 30 2017).

(e)(28)	Centuri/NPL Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.02 to the Company’s Form 10-Q for the quarter ended June, 30 2017).

(e)(29)	Centuri Long-term Capital Investment Program (incorporated by reference to Exhibit 10.03 to the Company’s Form 10-Q for the quarter ended June, 30 2017).

(e)(30)	Centuri Short-term Incentive Program (incorporated by reference to Exhibit 10.01 to the Company’s Form 10-Q for the quarter ended March 31, 2018).

(e)(31)	Southwest Gas Holdings, Inc. Omnibus Incentive Plan (incorporated by reference to Appendix B to the Company’s Proxy Statement dated March 27, 2017).

(e)(32)	Form of Change in Control Agreement with Officers (incorporated by reference to Exhibit 10.24 to the Company’s Form 10-K for the year ended December 31, 2017).

(e)(33)	Form of Centuri Construction Group, Inc. Short-term Incentive Program (incorporated by reference to Exhibit 10.01 to the Company’s Form 10-Q for the quarter ended March, 31 2018).

(e)(34)	Form of Centuri Construction Group, Inc. Executive Long-Term Incentive Plan (incorporated by reference to Exhibit 10.02 to the Company’s Form 10-Q for the quarter ended March, 31 2018).

(e)(35)	Southwest Gas Corporation Board of Directors Retirement Plan, amended and restated effective December 28, 2016 (incorporated by reference to Exhibit 10.28 to the Company’s Form 10-K for the year ended December 31, 2018).

(e)(36)	Southwest Gas Corporation Directors Deferral Plan, amended and restated November 14, 2018 (incorporated by reference to Exhibit 10.29 to the Company’s Form 10-K for the year ended December 31, 2018).

(e)(37)	First Amendment to Centuri and subsidiaries Credit Facility Agreement, the other credit parties referred to therein, and Wells Fargo Bank (incorporated by reference to Exhibit 10.30 to the Company’s Form 10-K for the year ended December 31, 2018).

(e)(38)	Amendment to the Centuri Group, Inc. Executive Long-Term Incentive Plan (incorporated by reference to Exhibit 10.01 to the Company’s Form 10-Q for the quarter ended March 31, 2019).

(e)(39)	Amendment to the Centuri Group, Inc. Long-Term Capital Investment Plan (incorporated by reference to Exhibit 10.02 to the Company’s Form 10-Q for the quarter ended March 31, 2019).

(e)(40)	Form of Paul Daily Award Agreement under the Centuri Group, Inc. Executive Long-Term Incentive Plan (incorporated by reference to Exhibit 10.03 to the Company’s Form 10-Q for the quarter ended March 31, 2019).

Exhibit No.	Description

(e)(41)	Amendment to the Centuri Group, Inc. Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.01 to the Company’s Form 10-Q for the quarter ended March 31, 2020).

(e)(42)	Southwest Gas Corporation Employees’ Investment Plan (incorporated by reference to Exhibit 4.1 to the Company’s Form S-8 dated December 16, 2016).

(e)(43)	Rights Agreement, dated October 10, 2021, between Southwest Gas Holdings, Inc. and Equiniti Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on October 12, 2021).

(e)(44)	Certificate of Designations of the Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on October 12, 2021).

*	Included in copy of Solicitation/Recommendation Statement on Schedule 14D-9 mailed to stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SOUTHWEST GAS HOLDINGS, INC. /s/ Karen S. Haller
Date: November 9, 2021	Karen S. Haller
Executive Vice President/ Chief Legal & Administrative Officer

ANNEX A

Conditions to the Offer

The Schedule TO provides that, notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Offeror’s rights to extend and amend the Offer, the Offeror shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for, Shares tendered, if any one or more of the following conditions shall have been satisfied or waived prior to the expiration of the Offer:

(i)	the Company has validly terminated the Rights Agreement or the Rights have been redeemed and are otherwise inapplicable to the Offer and the Offeror and its affiliates;

(ii)

the Board has waived the applicability of Article 7(A) of the COI to the purchase of the Shares by the Offeror in the Offer so that the provisions of Article 7(A) would not, at or following consummation of the Offer, prohibit, restrict or apply to any business combination involving the Company and the Offeror or any of its affiliates or associates;

(iii)

the Company has not (a) issued, or authorized or proposed the issuance of, any securities of any class (including, for the avoidance of doubt, any equity or equity-linked securities), or any securities convertible into, or rights, warrants or options to acquire, any such securities or other convertible securities or (b) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Shares (except, in each case, (x) under ordinary course compensation arrangements, (y) pursuant to the exercise of or conversion of currently outstanding stock options or convertible securities or (z) pursuant to a rights offering that treats all stockholders equally and that permits each stockholder of the Company to participate in such transaction on a pro-rata basis in order to prevent dilution); and

(iv)

the Offeror has received any required governmental or regulatory approvals, consents, clearances or waivers which, in each case, have not been appealed and are no longer appealable, and do not impose any Burdensome Conditions (as defined in the Schedule TO) on the Offer or the Offeror or any of its affiliates, including the expiration or termination of any applicable waiting period (and extensions thereof) under the HSR Act, and any necessary approvals from the appropriate regulatory authorities located in each of Arizona, California and Nevada.

In addition to the foregoing conditions, the Schedule TO provides that none of the following conditions shall have occurred at any time prior to the expiration of the Offer:

(a)

a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Shares by the Offeror; (ii) imposes or confirms limitations on the ability of the Offeror effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Offeror pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders; (iii) imposes or confirms limitations on the ability of the Offeror to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all tendered Shares which it accepts for payment; (iv) requires divestiture by the Offeror of any Shares; or (v) seeks to impose a Burdensome Condition;

(b)

there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States; (iv) a commencement of a war or armed hostilities or other national or international calamity

A-1

directly or indirectly involving the United States; (v) a material change in United States or other currency exchange rates or a suspension or a limitation on the markets thereof; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(c)

there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer;

(d)

the Company, the Board or any of the Company’s subsidiary entities or any governing body thereof shall have authorized, proposed or announced its intention to propose any material change to its articles of incorporation or bylaws, any merger, consolidation or business combination or reorganization transaction, acquisition of assets, disposition of assets or material change in its capitalization or indebtedness, or any comparable event not in the ordinary course of business; or

(e)	a tender offer or exchange offer for some or all of the Shares shall have been made or publicly announced or proposed to be made, supplemented or amended by any person other than the Offeror.

The Schedule TO provides that, for purposes of the foregoing, “Burdensome Condition” means (a) any agreement, consent, action, condition, restriction, or other mitigation involving the Company or any of its subsidiaries that would be, or would reasonably be expected to be, individually or in the aggregate, material in relation to the businesses, assets or financial condition of the Company and its subsidiaries, taken as a whole; or (b) any proffer, consent or agreement by the Offeror or any of its affiliates, including Carl C. Icahn, to (i) prohibit or limit their or his ownership of any portion of their or his respective businesses or assets (without giving effect to the consummation of the Offer), (ii) divest, hold, separate or otherwise dispose of any portion of their or his respective businesses or assets (without giving effect to the consummation of the Offer), or (iii) impose any other limitation on their or his ability to effectively control or operate their or his respective businesses or otherwise affect their or his ability to control their respective operations (without giving effect to the consummation of the Offer).

The Schedule TO provides that the foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition, and may be waived by the Offeror, in whole or in part, at any time and from time to time, prior to the Expiration Date, in the sole discretion of the Offeror and subject to the applicable rules and regulations of the SEC (including Rule 14d-4 under the Exchange Act). The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. The Schedule TO provides that, should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment pursuant thereto shall forthwith be returned to the tendering stockholders.

The Schedule TO provides that, if the Regulatory Approval Condition has not been satisfied prior to the time of the 2022 Annual Meeting and at least 35% of the outstanding Shares are validly tendered in the Offer and not properly withdrawn at such time (excluding the 4.9% of Shares beneficially owned by affiliates of the Offeror), then the Offeror intends to continue extending the Expiration Date for at least six months following the 2022 Annual Meeting. Under these circumstances, the Offeror also intends to ask stockholders to vote on a proposal at the 2022 Annual Meeting to approve calling a special meeting of stockholders and requiring the Board to put forth at such special meeting the election of the Icahn Slate following the satisfaction of the Regulatory Approval Condition. Moreover, if, at the time of the initial Expiration Date and/or at the time of any subsequent Expiration Date of the Offer, at least 35% of the outstanding Shares are validly tendered in the Offer and not properly withdrawn at such time (excluding the 4.9% of Shares beneficially owned by affiliates of the Offeror), then the Offeror must extend the Expiration Date for at least another sixty days.

A-2

ANNEX B

Opinion of Lazard Frères & Co. LLC

Lazard Freres & Co. LLC

30 Rockefeller Plaza

New York, NY 10112

November 8, 2021

The Board of Directors

Southwest Gas Holdings, Inc.

8630 S. Durango Drive

Las Vegas, NV 89193

Dear Members of the Board:

On October 27, 2021, IEP Utility Holdings LLC (“Offeror”), a wholly-owned subsidiary of Icahn Enterprises Holdings, L.P (“Holdings”), commenced an offer to purchase any and all of the outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of Southwest Gas Holdings, Inc. (the “Company”), including the associated rights issued pursuant to the Rights Agreement, dated October 10, 2021, between the Company and Equiniti Trust Company, as Rights Agent (the “Rights” and, together with the Common Stock, the “Shares”), for $75.00 per Share in cash, without interest, less any applicable withholding taxes (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer”). The terms and conditions of the Offer are more fully set forth in the Schedule TO filed by Offeror, Holdings, Icahn Enterprises L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn (Holdings, Offeror, Mr. Icahn and such other entities, collectively, the “Icahn Parties”) with the Securities and Exchange Commission on October 27, 2021, and amended by Amendment No. 1 thereto dated October 27, 2021, and Amendment No. 2 thereto dated November 2, 2021 (as so amended, the “Schedule TO”).

You have requested our opinion, as of the date hereof, as to whether the Consideration proposed to be paid to the holders of the Shares (other than the Icahn Parties and their respective affiliates) pursuant to the Offer is adequate, from a financial point of view, to such holders.

In connection with this opinion, we have:

(i)	Reviewed the Offer to Purchase and the Schedule TO;

(ii)	Analyzed certain historical business and financial information relating to the Company;

(iii)

Reviewed various financial forecasts and other data provided to us by the Company relating to its business (including financial forecasts which reflect the Company’s recent acquisition of Riggs Distler & Co., Inc. and the Company’s proposed acquisition of Dominion Energy Questar Pipeline, LLC);

(iv)	Held discussions with members of senior management of the Company with respect to the business and prospects of the Company and the strategic objectives of the Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vii)	Reviewed the historical stock prices and trading volumes of the Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based, including with respect to the potential effects of the COVID-19 pandemic on such forecasts or assumptions. For purposes of our analysis, we have assumed that the Company’s proposed acquisition of Dominion Energy Questar Pipeline, LLC will be consummated on terms and within the timeframe contemplated by the Company’s financial forecasts.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We further note that volatility and disruption in the credit and financial markets relating to, among others, the COVID-19 pandemic, may or may not have an effect on the Company and we are not expressing an opinion as to the effects of such volatility or such disruption on the Company. Our opinion does not in any manner address the prices at which the Shares will actually trade at any time. Furthermore, our opinion does not address the relative merits of the Offer as compared to any alternative business transaction, or other alternatives. In addition, in arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other transaction involving the Company or its assets, nor did we negotiate with any party, including the Icahn Parties and their respective affiliates, with respect to a possible acquisition, business combination or other transaction involving the Company or its assets. We do not express any opinion as to any tax or other consequences that might result from the Offer, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. Our opinion does not address, and we express no view with respect to, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Offer. Our opinion does not address, and we express no view with respect to, the adequacy or fairness of the Consideration or any other term or aspect of the Offer, to, or any consideration received in connection therewith by, the Ichan Parties and their respective affiliates, the holders of any class of securities other than the Shares, creditors, or other constituencies of the Company; nor does our opinion address the adequacy or fairness of the amount or nature of any compensation proposed to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Offer, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Company in connection with and for the purpose of its evaluation of the Offer and will receive a fee for such services, whether or not the Offer is consummated. We in the past have provided, currently are providing and in the future may provide certain investment banking services to the Company and its affiliates for which we have received and may receive compensation, including, during the past two years, acting as financial advisor to the Company in connection with its proposed acquisition of Dominion Energy Questar Pipeline, LLC and providing advice to the Company in connection with certain of its other businesses. We have in the past been engaged by Tenneco Inc., an entity in which Holdings had an economic interest, with respect to Tenneco’s 2020 cooperation agreement with Protean Services LLC and related matters. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Holdings and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, the Icahn Parties and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Offer. Our opinion does not constitute a recommendation to any holder of Shares as to whether such holder should tender any Shares pursuant to the Offer, or with respect to how such holder should vote or act on any matter relating to the Offer.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of the Shares (other than the Icahn Parties and their respective affiliates) pursuant to the Offer is inadequate, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By:	/s/ George Bilicic
George Bilicic
Managing Director

ANNEX C

Opinion of Moelis & Company LLC

November 8, 2021

Board of Directors

Southwest Gas Holdings, Inc.

8630 S. Durango Drive

Las Vegas, NV 89193

Ladies & Gentlemen:

You have requested our opinion as to the adequacy, from a financial point of view, to the holders of the outstanding shares of common stock, par value $1.00 per share (the “Company Shares”), of Southwest Gas Holdings, Inc. (the “Company”) (other than the Excluded Holders (as defined below) and any of their respective affiliates), of the $75.00 per Company Share in cash, without interest, less any applicable withholding taxes (the “Consideration”), proposed to be paid to such holders in the Offer (as defined below). The terms of the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement on Schedule TO filed by Icahn Enterprises Holdings L.P. (“Holdings”), IEP Utility Holdings LLC, a wholly owned subsidiary of Holdings (the “Offeror”), Icahn Enterprises L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn (Holdings, the Offeror, Mr. Icahn and such other entities, collectively, the “Excluded Holders”), with the Securities and Exchange Commission on October 27, 2021, and amended by Amendment No. 1 thereto dated October 27, 2021, and Amendment No. 2 thereto dated November 2, 2021 (as so amended, the “Schedule TO”), provide for an offer for any and all of the Company Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, the Offeror will pay the Consideration for each Company Share accepted.

In arriving at our opinion, we have, among other things: (i) reviewed the Offer to Purchase and the Schedule TO; (ii) reviewed certain publicly available business and financial information relating to the Company; (iii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company (including financial forecasts which reflect the Company’s proposed acquisition of Dominion Energy Questar Pipeline, LLC and related entities); (iv) conducted discussions with members of the senior management and the Board of Directors and representatives of the Company concerning the information described in clauses (ii) and (iii) of this paragraph, as well as the businesses and prospects of the Company generally; (v) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (vi) reviewed the financial terms of certain other transactions that we deemed relevant; and (vii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of (and have not independently verified) any of such information. With respect to the financial forecasts and other information relating to the Company, we have assumed, at your direction, that they have been reasonably prepared on a

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basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. We express no views as to the reasonableness of any such financial forecasts or the assumptions on which they are based. For purposes of our analysis and opinion, we have assumed, with your consent, that the Company’s proposed acquisition of Dominion Energy Questar Pipeline, LLC and related entities will be consummated on terms and within the timeframe contemplated by the Company’s financial forecasts. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Offer as compared to any strategic alternatives that may be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Offer or any aspect or implication of the Offer, except for the adequacy of the Consideration from a financial point of view to the holders of Company Shares (other than the Excluded Holders and their respective affiliates). We express no opinion as to the prices at which the Common Shares may trade at any time. We have not been authorized to solicit and have not solicited indications of interest in a possible transaction with the Company from any party.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.

We have acted as your financial advisor in connection with the Offer and will receive a fee upon delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company or any of the parties involved in the offer. We have provided investment banking and other services to the Company unrelated to the Offer and in the future may provide such services to the Company and have received and may receive compensation for such services. In the past two years prior to the date hereof, we acted as a financial advisor to the Company with respect to certain strategic matters. We have provided investment banking and other services to a Company in which affiliates of the Offeror owned approximately 39% and we received compensation for such services. We may in the future provide investment banking and other services to the Offeror or its affiliates and may receive compensation for such services.

This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Offer. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Offer or any other matter, including whether such stockholder should tender Company Shares in the Offer. This opinion does not address the fairness of the Offer or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties, or any class of such persons, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration proposed to be paid to the holders of Company Shares pursuant to the Offer is inadequate from a financial point of view to such holders (other than the Excluded Holders and their respective affiliates).

Very truly yours,

/s/ Moelis & Company LLC
MOELIS & COMPANY LLC

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